UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of January 2016

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-195124, 333-199033 and 333-204795), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On January 11, 2016, Can-Fite BioPharma Ltd. (the “Company”) issued a press release announcing its anticipated clinical milestones for calendar year 2016. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, on January 11, 2016, the Company made available an updated investor presentation on its website. A copy of the investor presentation is attached hereto as Exhibit 99.2 and may be viewed in the Investor Information section of the Company’s website at www.canfite.com.

2

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated January 11, 2016

99.2	Investor Presentation – January 2016

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date January 11, 2016	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

4